UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant's name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Filing of Second Amended and Restated Memorandum and Articles of Association

On June 24, 2026, Agroz Inc. (the “Company”) filed its Second Amended and Restated Memorandum and Articles of Association (“Amended Articles”), which amended and restated the Company’s Amended and Restated Memorandum and Articles of Association to amend and increase the Company’s authorized share capital as follows: from US$11,500, divided into 100,000,000 Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, to US$102,000, divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each (“RCPS”), by: (a) the re-designation of 100,000,000 Ordinary Shares of a par value of US$0.0001 each as Class A Ordinary Shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (b) the creation of 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (c) the creation of 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), each with the rights and subject to the restrictions set forth in the Amended Articles.

The Class A Ordinary Shares will be the publicly traded shares of the Company, with such rights as set forth in the Amended Articles, which rights remain unchanged from those set forth for shares designated “Ordinary Shares” in the Company’s Amended and Restated Memorandum and Articles of Association, including, amongst other things: the right to receive dividends, as declared by the Company’s Board of Directors from time to time; the right to one (1) vote per Class A Ordinary Share held by the holder of the Class A Ordinary Shares, the right to receive notice of shareholder meetings, attend, and vote thereat, subject to the terms of the Amended Articles; and no redemption rights. The Class B Ordinary Shares have the following rights, subject to the terms of the Amended Articles: the right to 100 votes per Class B Ordinary Share held by the holder of the Class B Ordinary Shares, the right to receive notice of shareholder meetings, attend, and vote thereat, subject to the terms of the Amended Articles; and no redemption rights. The terms of the RCPS remain unchanged from those set forth in the Amended and Restated Memorandum and Articles of Association.

SUBMITTED HEREWITH

EXHIBIT

3.2	Second Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGROZ INC.

Date: June 30, 2026	By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim
Chief Executive Officer

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